EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	04/27/11
Item IDs	5.07
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	CHCO Form 8-K, Annual Meeting Voting Results
GRAPHIC	**chcologo.jpg**
	CHCO logo
8-K	**submissionpdf.pdf**
	Printable copy of CHCO Form 8-K, Annual Meeting Voting Results

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
April 27, 2011



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: **0-11733**

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
¨   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.07   **Submission of Matters to a Vote of Security Holders**

At the City Holding Company (the Corporation) Annual Meeting of Shareholders held on April 27, 2011, the shareholders approved the matters described in the Corporation's definitive proxy statement filed with the Securities and Exchange Commission on March 25, 2011. The Corporation's Board of Directors fixed the close of business on March 18, 2011, as the record date for the determination of shareholders entitled to notice and vote at the Annual Meeting. As of March 18, 2011, there were 15,317,940 issued and outstanding shares of Common Stock (exclusive of 3,195,342 shares held as treasury stock which were not voted). A total of 12,851,526 shares of common stock were voted at the annual meeting, either in person or by proxy. There were a total of 1,808,604 broker non-votes.

Following is a summary of the voting results for each matter presented to the shareholders:

1.   The election of five Class III Directors each for a three-year term expiring in 2014:

	For	Withheld	Broker Non-Vote
Hugh R. Clonch	10,724,850	318,072	1,808,604
Robert D. Fisher	10,790,761	252,161	1,808,604
Jay C. Goldman	10,783,442	259,480	1,808,604
Charles R. Hageboeck	10,757,814	285,108	1,808,604
Philip L. McLaughlin	10,769,763	273,159	1,808,604

2.   The ratification of Ernst & Young, LLP as the Corporation's independent registered public accounting firm for 2011:

For	Against	Abstain	Broker Non-Vote
12,779,962	43,939	27,625	0

3.   The approval of a non-binding advisory proposal on the compensation of the Named Executive Officers:

For	Against	Abstain	Broker Non-Vote
9,789,841	473,826	779,255	1,808,604

4.   Recommendation, by non-binding vote, regarding the frequency of the shareholder vote to approve the compensation of the Named Executive Officers:

1 Year	2 Years	3 Years	Abstain	Broker Non-Vote
7,826,422	173,115	2,287,512	755,873	1,808,604

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>April 28, 2011</u>   **City Holding Company**

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer

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